Exhibit 99.2

EXCELLON RESOURCES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of Excellon Resources Inc. (“Excellon”, the “Company” or the “Corporation”) will be held at the offices of Excellon Resources Inc., 10 King Street East, Suite 200, Toronto, Ontario on May 13, 2021 at 4:00 p.m. (Toronto time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2020 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

2.	to elect directors;

3.	to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this notice is the Circular, a form of proxy and a request form to receive annual and interim financial statements and management discussion and analysis. The accompanying Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

As a result of the novel coronavirus (“COVID-19”), the Company is proactively implementing measures to prioritize the health and well-being of its employees, customers, suppliers, partners, securityholders, communities and other stakeholders. The Company takes its responsibility seriously to help slow the spread of the COVID-19 pandemic and reduce its impact on stakeholders and their health. Therefore, the Company will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast. The Company urges all shareholders to vote by proxy in advance of the Meeting and shareholders will only be able to attend and participate in the Meeting online via live audio webcast via:

From a PC, Mac, iPad, iPhone or Android device:

https://us02web.zoom.us/webinar/register/WN_6i4cCsZ6QNqwvbfDrOqCzg

Webinar ID: 895 2770 9706

Passcode: 957431 Or join by phone:

Canada	United States	United Kingdom	Switzerland	Germany
+1 778 907 2071	+1 669 900 9128	+44 203 901 7895	+41 44 529 92 72	+49 69 7104 9922
+1 204 272 7920	+1 253 215 8782	+44 131 460 1196	+41 22 591 00 05	+49 30 5679 5800
+1 438 809 7799	+1 301 715 8592	+44 203 051 2874	+41 22 591 01 56	+49 69 3807 9883
+1 587 328 1099	+1 312 626 6799	+44 203 481 5237	+41 31 528 09 88	+49 695 050 2596
+1 647 374 4685	+1 346 248 7799	+44 203 481 5240	+41 43 210 70 42
+1 647 558 0588	+1 646 558 8656		+41 43 210 71 08

Webinar ID:	895 2770 9706
Password:	957431

International numbers available: https://us02web.zoom.us/u/kGP4HwHiP

Shareholders attending the Meeting by video or telephone conference will be able to listen to the meeting but will not be able to vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular accompanying this Notice. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice.

DATED at Toronto, Ontario, this March 16, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “André Y. Fortier”
André Y. Fortier
Chairman